

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
250 Howe Street, 20th Floor
Vancouver , British Columbia V6C 3R8

> **Re: Lionsgate Studios Corp.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2024**
> **File No. 333-280132**

Dear James W. Barge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David E. Shapiro